Filed pursuant to Rule 433

August 9, 2021

Relating to

Preliminary Prospectus Supplement dated August 9, 2021

to

Prospectus dated September 23, 2019

Registration Statement No. 333-233896-02

Duke Energy Progress, LLC
$650,000,000 First Mortgage Bonds, 2.00% Series due 2031

$450,000,000 First Mortgage Bonds, 2.90% Series due 2051

Pricing Term Sheet

Issuer:	Duke Energy Progress, LLC (the “Issuer”)
Trade Date:	August 9, 2021
Settlement Date:	August 12, 2021 (T+3)
Expected Ratings (Moody’s/S&P):*	Aa3 (stable)/A (stable)
Security Description:	First Mortgage Bonds, 2.00% Series due 2031 (the “2031 Bonds”)	First Mortgage Bonds, 2.90% Series due 2051 (the “2051 Bonds”)
Principal Amount:	$650,000,000	$450,000,000
Interest Payment Dates:	February 15 and August 15 of each year, beginning on February 15, 2022	February 15 and August 15 of each year, beginning on February 15, 2022
Maturity Date:	August 15, 2031	August 15, 2051
Price to the Public:	99.829% of the principal amount per 2031 Bond, plus accrued interest, if any, from August 12, 2021	99.820% of the principal amount per 2051 Bond, plus accrued interest, if any, from August 12, 2021
Coupon:	2.00%	2.90%
Benchmark Treasury:	1.625% due May 15, 2031	1.875% due February 15, 2051
Benchmark Treasury Yield:	1.319%	1.979%
Spread to Benchmark Treasury:	+70 bps	+93 bps
Yield to Maturity:	2.019%	2.909%

Redemption Provisions:

At any time before May 15, 2031 (which is the date that is three months prior to the maturity date of the 2031 Bonds (the “2031 Par Call Date”)), the Issuer will have the right to redeem the 2031 Bonds, in whole or in part and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2031 Bonds being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2031 Bonds being redeemed that would be due if the 2031 Bonds matured on the 2031 Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the 2031 Bonds being redeemed to, but excluding, such redemption date.

At any time on or after the 2031 Par Call Date, the Issuer will have the right to redeem the 2031 Bonds, in whole or in part and from time to time, at a redemption price equal to 100% of the principal amount of the 2031 Bonds being redeemed plus accrued and unpaid interest on the principal amount of the 2031 Bonds being redeemed to, but excluding, such redemption date.

At any time before February 15, 2051 (which is the date that is six months prior to the maturity date of the 2051 Bonds (the “2051 Par Call Date”)), the Issuer will have the right to redeem the 2051 Bonds, in whole or in part and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2051 Bonds being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2051 Bonds being redeemed that would be due if the 2051 Bonds matured on the 2051 Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the 2051 Bonds being redeemed to, but excluding, such redemption date.

At any time on or after the 2051 Par Call Date, the Issuer will have the right to redeem the 2051 Bonds, in whole or in part and from time to time, at a redemption price equal to 100% of the principal amount of the 2051 Bonds being redeemed plus accrued and unpaid interest on the principal amount of the 2051 Bonds being redeemed to, but excluding, such redemption date.

CUSIP / ISIN:	26442U AL8/US26442UAL89	26442U AM6/US26442UAM62

Joint Book-Running Managers:

Citigroup Global Markets Inc.

MUFG Securities Americas Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.
BNP Paribas Securities Corp.

Goldman Sachs & Co. LLC

Guggenheim Securities, LLC

Truist Securities, Inc.
Wells Fargo Securities, LLC

Co-Managers:	Loop Capital Markets LLC Regions Securities LLC BMO Capital Markets Corp. Academy Securities, Inc. Multi-Bank Securities, Inc. R. Seelaus & Co., LLC

* Security ratings are not recommendations to buy, sell or hold securities. The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, MUFG Securities Americas Inc. toll-free at (877) 649-6848, TD Securities (USA) LLC toll-free at (855) 495-9846 and U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.

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